Consolidated Statements of Income – unaudited

	Three months ended		Six months ended
	June 30		June 30
In millions, except per share data	2016	2015	2016	2015
Revenues	$2,842	$3,125	$5,806	$6,223

Operating expenses
Labor and fringe benefits	469	542	1,059	1,210
Purchased services and material	377	434	785	891
Fuel	243	327	478	688
Depreciation and amortization	296	285	603	581
Equipment rents	92	83	187	177
Casualty and other	72	92	184	251
Total operating expenses	1,549	1,763	3,296	3,798
Operating income	1,293	1,362	2,510	2,425
Interest expense	(116)	(105)	(239)	(209)
Other income (loss)	(1)	16	4	20
Income before income taxes	1,176	1,273	2,275	2,236
Income tax expense (Note 3)	(318)	(387)	(625)	(646)
Net income	$858	$886	$1,650	$1,590

Earnings per share (Note 4)
Basic	$1.10	$1.10	$2.11	$1.97
Diluted	$1.10	$1.10	$2.10	$1.96

Weighted-average number of shares (Note 4)
Basic	778.9	803.5	782.5	806.4
Diluted	782.0	808.0	785.6	811.1

Dividends declared per share	$0.3750	$0.3125	$0.7500	$0.6250

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended		Six months ended
	June 30		June 30
In millions	2016	2015	2016	2015
Net income	$858	$886	$1,650	$1,590

Other comprehensive income (loss) (Note 8)
Net gain (loss) on foreign currency translation	(10)	(18)	(135)	78
Net change in pension and other postretirement benefit plans	39	54	88	115
Other comprehensive income (loss) before income taxes	29	36	(47)	193
Income tax recovery (expense)	(17)	(27)	(99)	42
Other comprehensive income (loss)	12	9	(146)	235
Comprehensive income	$870	$895	$1,504	$1,825

See accompanying notes to unaudited consolidated financial statements.

CN | 2016 – Quarterly Review – Second Quarter

Consolidated Balance Sheets - unaudited
	June 30	December 31
In millions	2016	2015

Assets

Current assets
Cash and cash equivalents	$160	$153
Restricted cash and cash equivalents (Note 5)	510	523
Accounts receivable	799	878
Material and supplies	451	355
Other	202	244
Total current assets	2,122	2,153

Properties	32,120	32,624
Pension asset	1,559	1,305
Intangible and other assets	293	320
Total assets	$36,094	$36,402

Liabilities and shareholders' equity

Current liabilities
Accounts payable and other	$1,488	$1,556
Current portion of long-term debt	1,238	1,442
Total current liabilities	2,726	2,998

Deferred income taxes	8,166	8,105
Other liabilities and deferred credits	602	644
Pension and other postretirement benefits	703	720
Long-term debt	9,084	8,985

Shareholders' equity
Common shares	3,722	3,705
Common shares in Share Trusts (Note 5)	(77)	(100)
Additional paid-in capital	365	475
Accumulated other comprehensive loss (Note 8)	(1,913)	(1,767)
Retained earnings	12,716	12,637
Total shareholders' equity	14,813	14,950
Total liabilities and shareholders' equity	$36,094	$36,402

See accompanying notes to unaudited consolidated financial statements.

CN | 2016 – Quarterly Review – Second Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders'
In millions	Outstanding	Trusts	shares	Trusts	capital	loss	earnings	equity

Balance at December 31, 2015	787.2	1.4	$3,705	$(100)	$475	$(1,767)	$12,637	$14,950

Net income							1,650	1,650
Stock options exercised	0.4		18		(3)			15
Settlement of other equity settled awards			68		(114)			(46)
Stock-based compensation expense
and other					30		(3)	27
Share repurchase program (Note 5)	(14.6)		(69)				(984)	(1,053)
Disbursed from Share Trusts (Note 5)	0.3	(0.3)		23	(23)			-
Other comprehensive loss (Note 8)						(146)		(146)
Dividends							(584)	(584)
Balance at June 30, 2016	773.3	1.1	$3,722	$(77)	$365	$(1,913)	$12,716	$14,813

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders'
In millions	Outstanding	Trusts	shares	Trusts	capital	loss	earnings	equity

Balance at December 31, 2014	809.4	-	$3,718	$-	$439	$(2,427)	$11,740	$13,470

Net income							1,590	1,590
Stock options exercised	0.4		17		(3)			14
Settlement of other equity settled awards			1		(3)			(2)
Stock-based compensation expense
and other					28		(2)	26
Share repurchase program (Note 5)	(10.7)		(49)				(784)	(833)
Share purchases by Share Trusts (Note 5)	(0.6)	0.6		(44)				(44)
Other comprehensive income (Note 8)						235		235
Dividends							(502)	(502)
Balance at June 30, 2015	798.5	0.6	$3,687	$(44)	$461	$(2,192)	$12,042	$13,954

See accompanying notes to unaudited consolidated financial statements.

CN | 2016 – Quarterly Review – Second Quarter

Consolidated Statements of Cash Flows – unaudited
	Three months ended		Six months ended
	June 30		June 30
In millions	2016	2015	2016	2015
Operating activities
Net income	$858	$886	$1,650	$1,590
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	296	285	603	581
Deferred income taxes	171	147	326	217
Changes in operating assets and liabilities:
Accounts receivable	66	5	39	76
Material and supplies	(6)	(35)	(92)	(119)
Accounts payable and other	(73)	(91)	(81)	(70)
Other current assets	24	10	18	(7)
Pensions and other, net	(65)	(4)	(127)	(73)
Net cash provided by operating activities	1,271	1,203	2,336	2,195

Investing activities
Property additions	(670)	(659)	(1,139)	(1,127)
Change in restricted cash and cash equivalents	12	11	13	1
Other, net	(16)	(14)	(28)	(17)
Net cash used in investing activities	(674)	(662)	(1,154)	(1,143)

Financing activities
Issuance of debt (Note 5)	-	-	677	-
Repayment of debt	(387)	(9)	(498)	(56)
Net issuance of commercial paper	622	69	322	379
Settlement of foreign exchange forward contracts
on long-term debt	(23)	-	(24)	-
Common shares issued for stock options exercised
and other	3	4	15	15
Withholding taxes remitted on the net settlement of
equity settled awards (Note 7)	(11)	-	(36)	-
Repurchase of common shares (Note 5)	(532)	(402)	(1,044)	(812)
Purchase of common shares for settlement
of other equity settled awards	(9)	(1)	(10)	(2)
Purchase of common shares by Share Trusts (Note 5)	-	(44)	-	(44)
Dividends paid	(291)	(250)	(584)	(502)
Net cash used in financing activities	(628)	(633)	(1,182)	(1,022)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	3	-	7	4
Net increase (decrease) in cash and cash equivalents	(28)	(92)	7	34
Cash and cash equivalents, beginning of period	188	178	153	52
Cash and cash equivalents, end of period	$160	$86	$160	$86

Supplemental cash flow information
Interest paid	$(119)	$(111)	$(236)	$(202)
Income taxes paid	(162)	(186)	(398)	(414)

See accompanying notes to unaudited consolidated financial statements.

CN | 2016 – Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements
1 – Basis of presentation

The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.

These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing Canadian National Railway Company's ("CN" or the "Company") 2015 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) were adopted by the Company during the current period:

Standard	Description	Impact
ASU 2016-09 Compensation – Stock Compensation

Simplifies several aspects of the accounting for share-based payments, including the income tax consequences, classification of awards as either equity or liabilities, and classification in the Statement of Cash Flows. The new guidance includes multiple amendments with differing application methods.

The Company adopted this standard during the second quarter of 2016 with an effective date of January 1, 2016. The adoption of this standard did not have a significant impact on the Consolidated Financial Statements of the Company.

The following recent ASUs issued by FASB have an effective date after June 30, 2016 and have not been adopted by the Company:

Standard	Description	Impact	Effective date (1)
ASU 2016-13 Financial Instruments – Credit Losses

Requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The amendments replace the current incurred loss impairment methodology with one that reflects expected credit losses and considers a broader range of reasonable and supportable information to determine the expected credit loss estimates.

		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2019. Early adoption is permitted.
ASU 2016-02 Leases

Requires the recognition of lease assets and lease liabilities on the Balance Sheet by lessees for most leases. The accounting treatment applied by a lessor is largely unchanged. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.
		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements.	December 15, 2018. Early adoption is permitted.
ASU 2016-01 Financial Instruments – Overall

Addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments require equity investments (except those accounted for under the equity method of accounting or those resulting in consolidation) to be measured at fair value with changes in fair value recognized in net income. The new guidance can be applied by means of a cumulative effect adjustment to the Balance Sheet at the beginning of the year of adoption.
		The adoption of the ASU will not have a significant impact on the Company's Consolidated Financial Statements.	December 15, 2017.
ASU 2014-09 Revenue from Contracts with Customers

Establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts with customers. The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance can be applied using a retrospective or the cumulative effect transition method.
		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2017. Early adoption is permitted.

(1)	Effective for annual and interim reporting periods beginning after the stated date.

CN | 2016 – Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

3 – Income taxes

The Company recorded income tax expense of $318 million and $625 million for the three and six months ended June 30, 2016, respectively, compared to $387 million and $646 million, respectively, for the same periods in 2015.

Included in the 2016 figures was a deferred income tax expense of $7 million resulting from the enactment of a higher provincial corporate income tax rate, which was recorded in the second quarter.
Included in the 2015 figures was a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate, which was recorded in the second quarter.

4 – Earnings per share

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2016	2015	2016	2015
Net income	$858	$886	$1,650	$1,590

Weighted-average basic shares outstanding	778.9	803.5	782.5	806.4
Dilutive effect of stock-based compensation	3.1	4.5	3.1	4.7
Weighted-average diluted shares outstanding	782.0	808.0	785.6	811.1
Basic earnings per share	$1.10	$1.10	$2.11	$1.97
Diluted earnings per share	$1.10	$1.10	$2.10	$1.96

Units excluded from the calculation as their inclusion
would not have a dilutive effect:
Stock options	1.6	0.8	1.6	0.8
Performance share units	0.4	0.1	0.4	-

5 – Financing activities

Shelf prospectus and registration statement
On February 23, 2016, under its current shelf prospectus and registration statement, the Company issued US$500 million ($686 million) 2.75% Notes due 2026 in the United States (U.S.) capital markets, which resulted in net proceeds of $677 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, and share repurchases. The Company has remaining capacity of $5,314 million under its current shelf prospectus and registration statement. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility
The Company has a revolving credit facility agreement with a consortium of lenders. On March 11, 2016, the agreement was amended, which increased the credit facility from $800 million to $1.3 billion, effective May 5, 2016. The increase in capacity provides the Company with additional financial flexibility. The amended credit facility of $1.3 billion consists of a tranche for $420 million maturing on May 5, 2019 and a tranche for $880 million maturing on May 5, 2021. The agreement allows for an increase in the credit facility amount, up to a maximum of $1.8 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility is available for general corporate purposes, including backstopping the Company's commercial paper programs, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.

As at June 30, 2016 and December 31, 2015, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the six months ended June 30, 2016.

CN | 2016 – Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

Commercial paper
The Company has a commercial paper program in Canada and the U.S. Both programs are backstopped by the Company's revolving credit facility. During the second quarter of 2016, the maximum aggregate principal amount of commercial paper that could be issued increased from $800 million to $1.3 billion, or the US dollar equivalent on a combined basis.

As at June 30, 2016 and December 31, 2015, the Company had total commercial paper borrowings of US$600 million ($775 million) and US$331 million ($458 million), respectively, at a weighted-average interest rate of 0.48% and 0.41%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2018, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. As at June 30, 2016 and December 31, 2015, the Company had no proceeds received under the accounts receivable securitization program.

Bilateral letter of credit facilities
The Company has a series of bilateral letter of credit facility agreements, expiring on April 28, 2018, with various banks to support its requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at June 30, 2016, the Company had letters of credit drawn of $532 million ($551 million as at December 31, 2015) from a total committed amount of $567 million ($575 million as at December 31, 2015) by the various banks.

As at June 30, 2016, cash and cash equivalents of $510 million ($523 million as at December 31, 2015) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheets.

Share repurchase programs
The Company may repurchase shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2015 and October 29, 2016. As at June 30, 2016, the Company had repurchased 20.4 million common shares for $1,463 million under its current program.

The following table provides the information related to the share repurchase programs for the three and six months ended June 30, 2016 and 2015:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2016	2015	2016	2015
Number of common shares repurchased (1)	7.2	5.3	14.6	10.7
Weighted-average price per share (2)	$73.80	$77.14	$72.20	$78.17
Amount of repurchase (3)	$533	$404	$1,053	$833

(1)	Includes repurchases of common shares in the first and second quarters of 2016 and the first quarter of 2015 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees where applicable.
(3)	Includes settlements in subsequent periods.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase common shares on the open market, which are used to deliver common shares under the Share Units Plan (see Note 7 - Stock-based compensation). For the six months ended June 30, 2016, the Share Trusts disbursed 0.3 million common shares, which had a historical cost of $23 million, representing a weighted-average price per share of $73.31, for settlement under the Share Units Plan. For the three and six months ended June 30, 2015, the Share Trusts purchased 0.6 million common shares for $44 million at a weighted-average price per share of $74.39, including brokerage fees. Additional information relating to the share purchases by Share Trusts is provided in Note 13 – Share capital to the Company's 2015 Annual Consolidated Financial Statements.

CN | 2016 – Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

6 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 12 - Pensions and other postretirement benefits to the Company's 2015 Annual Consolidated Financial Statements.

The following table provides the components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit (OPEB) plans for the three and six months ended June 30, 2016 and 2015:

	Three months ended June 30				Six months ended June 30
	Pensions		OPEB		Pensions		OPEB
In millions	2016	2015	2016	2015	2016	2015	2016	2015
Current service cost	$30	$35	$-	$-	$65	$78	$1	$1
Interest cost	136	162	2	2	272	325	4	5
Expected return on plan assets	(255)	(251)	-	-	(509)	(502)	-	-
Amortization of prior service cost	1	1	1	1	2	2	1	1
Amortization of net actuarial loss (gain)	39	53	(2)	(1)	88	114	(3)	(2)
Net periodic benefit cost (income) (1)	$(49)	$-	$1	$2	$(82)	$17	$3	$5

(1) In the second quarter of 2016 and 2015, the Company revised its estimate of full year Net periodic benefit cost (income) for pensions to reflect updated plan demographic information.

Pension contributions
Pension contributions for the six months ended June 30, 2016 and 2015 of $88 million and $92 million, respectively, primarily represent contributions to the Company's main pension plan, the CN Pension Plan, for the current service cost as determined under the Company's current actuarial valuations for funding purposes. In 2016, the Company expects to make total cash contributions of approximately $130 million for all of the Company's pension plans.

Adoption of the spot rate approach
In the first quarter of 2016, the Company adopted the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans on a prospective basis as a change in accounting estimate. In prior periods, these costs were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period.

The spot rate approach enhances the precision to which current service cost and interest cost are measured by increasing the correlation between projected cash flows and spot discount rates corresponding to their maturity. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity. More specifically, current service cost is measured using the projected cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. Use of the spot rate approach does not affect the measurement of the projected benefit obligation.

Based on bond yields prevailing at December 31, 2015, the single equivalent discount rates to determine current service cost and interest cost under the spot rate approach in 2016 are 4.24% and 3.27%, respectively, compared to 3.99%, for both costs, under the approach applied in prior periods. For the three and six months ended June 30, 2016, the adoption of the spot rate approach increased net periodic benefit income by approximately $35 million and $65 million, respectively, compared to the approach applied in prior periods.

CN | 2016 – Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

7 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 14 – Stock-based compensation to the Company's 2015 Annual Consolidated Financial Statements.

	Three months ended June 30		Six months ended June 30
In millions	2016	2015	2016	2015
Share Units Plan (1)
Equity settled awards	$9	$9	$20	$17
Cash settled awards	1	(7)	4	2
Total Share Units Plan expense	$10	$2	$24	$19
Voluntary Incentive Deferral Plan (VIDP) (2)
Cash settled awards	$(2)	$(5)	$1	$(4)
Total VIDP expense (recovery)	$(2)	$(5)	$1	$(4)
Stock option awards	$2	$2	$5	$5
Total stock-based compensation expense (recovery)	$10	$(1)	$30	$20
Tax benefit recognized in income	$3	$-	$7	$5
Excess tax benefit recognized in income	$2	$-	$2	$-

(1) Performance share unit (PSU) awards are granted under the Share Units Plan.
(2) Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Share Units Plan
	Equity settled				Cash settled
	PSUs-ROIC (1)		PSUs-TSR (2)		PSUs-ROIC (3)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value	Units
	In millions		In millions		In millions
Outstanding at December 31, 2015	1.3	$64.36	0.1	$114.86	0.7
Granted	0.5	$33.73	0.2	$95.16	-
Settled (4) (5)	(0.5)	$75.15	-	N/A	(0.3)
Outstanding at June 30, 2016	1.3	$49.23	0.3	$103.87	0.4

(1)
The grant date fair value of equity settled PSUs-ROIC granted in 2016 of $18 million is calculated using a lattice-based valuation model. As at June 30, 2016, total unrecognized compensation cost related to nonvested equity settled PSUs-ROIC outstanding was $23 million and is expected to be recognized over a weighted-average period of 1.6 years.

(2)
The grant date fair value of equity settled PSUs-TSR granted in 2016 of $16 million is calculated using a Monte Carlo simulation model. As at June 30, 2016, total unrecognized compensation cost related to nonvested equity settled PSUs-TSR outstanding was $16 million and is expected to be recognized over a weighted-average period of 1.8 years.

(3)
The fair value as at June 30, 2016 of cash settled PSUs-ROIC outstanding is calculated using a lattice-based valuation model. As at June 30, 2016, total unrecognized compensation cost related to nonvested cash settled PSUs-ROIC outstanding was $4 million and is expected to be recognized over a weighted-average period of 0.5 years. As at June 30, 2016, the liability for cash settled PSUs-ROIC was $32 million ($66 million as at December 31, 2015).

(4)
Equity settled PSUs-ROIC granted in 2013 met the minimum share price condition for settlement and attained a performance vesting factor of 150%. In the first quarter of 2016, these awards were settled, net of the remittance of the participants' minimum statutory withholding tax obligation of $25 million, by way of disbursement from the Share Trusts of 0.3 million common shares.

(5)
Cash settled PSUs-ROIC granted in 2013 met the minimum share price condition for payout and attained a performance vesting factor of 150%. In the first quarter of 2016, the Company paid out $37 million for these awards.

CN | 2016 – Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

Voluntary Incentive Deferral Plan
	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average grant date fair value	Units

	In millions		In millions
Outstanding at December 31, 2015	1.8	$76.44	0.4
Granted	-	$73.63	-
Settled (3)	(0.2)	$76.34	-
Outstanding at June 30, 2016 (4)	1.6	$76.43	0.4

(1)
The grant date fair value of equity settled DSUs granted in 2016 of $2 million is calculated using the Company's stock price on the grant date. As at June 30, 2016, the aggregate intrinsic value of equity settled DSUs outstanding amounted to $119 million.

(2)
The fair value as at June 30, 2016 of cash settled DSUs is based on the intrinsic value. As at June 30, 2016, the liability for cash settled DSUs was $33 million ($36 million as at December 31, 2015). The closing stock price used to determine the liability was $76.29.

(3)
In the first half of 2016, the Company purchased 0.1 million common shares for the settlement of equity settled DSUs, net of the remittance of the participants' minimum statutory withholding tax obligation of $11 million.

(4)
The number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

Stock option awards
	Options outstanding
		Weighted-
	Number	average
	of options	exercise price
	In millions
Outstanding at December 31, 2015 (1)	5.9	$53.43
Granted (2)	1.1	$74.28
Exercised	(0.4)	$36.48
Outstanding at June 30, 2016 (1) (2) (3)	6.6	$55.28
Exercisable at June 30, 2016 (1) (3)	4.1	$45.41

(1)		Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)
The grant date fair value of options granted in 2016 of $12 million ($10.41 per unit) is calculated using the Black-Scholes option-pricing model. As at June 30, 2016, total unrecognized compensation cost related to nonvested options outstanding was $13 million and is expected to be recognized over a weighted-average period of 1.9 years.

(3)
As at June 30, 2016, the vast majority of stock options were in-the-money. The weighted-average term to expiration of options outstanding was 6.4 years and the weighted-average term to expiration of exercisable stock options was 5.0 years. As at June 30, 2016, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $145 million and the aggregate intrinsic value of stock options exercisable amounted to $128 million.

CN | 2016 – Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

8 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at March 31, 2016	$(334)	$(2,155)	$7	$(2,482)		$557		$(1,925)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange loss on
translation of net investment in
foreign operations	(53)			(53)		-		(53)
Foreign exchange gain on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	43			43		(6)		37
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		37		37	(2)	(10)	(3)	27
Amortization of prior service cost		2		2	(2)	(1)	(3)	1
Other comprehensive income (loss)	(10)	39	-	29		(17)		12
Balance at June 30, 2016	$(344)	$(2,116)	$7	$(2,453)		$540		$(1,913)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2015	$(209)	$(2,204)	$7	$(2,406)		$639		$(1,767)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange loss on
translation of net investment in
foreign operations	(693)			(693)		-		(693)
Foreign exchange gain on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	558			558		(75)		483
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		85		85	(2)	(23)	(3)	62
Amortization of prior service cost		3		3	(2)	(1)	(3)	2
Other comprehensive income (loss)	(135)	88	-	(47)		(99)		(146)
Balance at June 30, 2016	$(344)	$(2,116)	$7	$(2,453)		$540		$(1,913)

(1)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(2)					Reclassified to Labor and fringe benefits in the Consolidated Statements of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.
(3)					Included in Income tax expense in the Consolidated Statements of Income.

CN | 2016 – Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at March 31, 2015	$(362)	$(2,449)	$7	$(2,804)		$603		$(2,201)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange loss on
translation of net investment in
foreign operations	(120)			(120)		-		(120)
Foreign exchange gain on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	102			102		(13)		89
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		52		52	(2)	(13)	(3)	39
Amortization of prior service cost		2		2	(2)	(1)	(3)	1
Other comprehensive income (loss)	(18)	54	-	36		(27)		9
Balance at June 30, 2015	$(380)	$(2,395)	$7	$(2,768)		$576		$(2,192)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2014	$(458)	$(2,510)	$7	$(2,961)		$534		$(2,427)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	622			622		-		622
Foreign exchange loss on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries (1)	(544)			(544)		72		(472)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		112		112	(2)	(29)	(3)	83
Amortization of prior service cost		3		3	(2)	(1)	(3)	2
Other comprehensive income	78	115	-	193		42		235
Balance at June 30, 2015	$(380)	$(2,395)	$7	$(2,768)		$576		$(2,192)

(1)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(2)					Reclassified to Labor and fringe benefits in the Consolidated Statements of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.
(3)					Included in Income tax expense in the Consolidated Statements of Income.

CN | 2016 – Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

9 – Major commitments and contingencies

Commitments
As at June 30, 2016, the Company had commitments to acquire railroad ties, rail, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $1,056 million. In addition, the Company has estimated remaining commitments, through to December 31, 2017, of approximately $13 million (US$10 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company, for grade separation projects.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

As at June 30, 2016, the Company had aggregate reserves for personal injury and other claims of $290 million, of which $57 million was recorded as a current liability ($296 million as at December 31, 2015, of which $51 million was recorded as a current liability).

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at June 30, 2016, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

     The Company has identified approximately 205 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

CN | 2016 – Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

As at June 30, 2016, the Company had aggregate accruals for environmental costs of $100 million, of which $47 million was recorded as a current liability ($110 million as at December 31, 2015, of which $51 million was recorded as a current liability). The Company anticipates that the majority of the liability at June 30, 2016 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 16 – Major commitments and contingencies to the Company's 2015 Annual Consolidated Financial Statements.

Guarantees
Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2016 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at June 30, 2016, the maximum exposure in respect of these guarantees was $175 million ($200 million as at December 31, 2015). There are no recourse provisions to recover any amounts from third parties.

Other guarantees
As at June 30, 2016, the Company, including certain of its subsidiaries, had granted $532 million ($551 million as at December 31, 2015) of irrevocable standby letters of credit and $121 million ($120 million as at December 31, 2015) of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2016, the maximum potential liability under these guarantee instruments was $653 million ($671 million as at December 31, 2015), of which $582 million ($589 million as at December 31, 2015) related to workers' compensation and other employee benefit liabilities and $71 million ($82 million as at December 31, 2015) related to other liabilities. The letters of credit were drawn on the Company's bilateral letter of credit facilities. The guarantee instruments expire at various dates between 2016 and 2018.

As at June 30, 2016, the Company has not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

CN | 2016 – Quarterly Review – Second Quarter

Notes to Unaudited Consolidated Financial Statements

10 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. As at June 30, 2016, the Company had outstanding foreign exchange forward contracts with a notional value of US$967 million (US$361 million as at December 31, 2015). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur.

For the three and six months ended June 30, 2016, the Company recorded a loss of $2 million and $47 million, respectively, related to foreign exchange forward contracts, compared to a loss of $7 million and a gain of $29 million, respectively, for the same periods in 2015. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.

As at June 30, 2016, Other current assets included an unrealized gain of $6 million ($4 million as at December 31, 2015) and Accounts payable and other included an unrealized loss of $21 million ($2 million as at December 31, 2015), related to the fair value of outstanding foreign exchange forward contracts.

Fair value of financial instruments
The following table provides the valuation methods and assumptions used by the Company to estimate the fair value of financial instruments and their associated level within the fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

Level 2 Significant inputs (other than quoted prices included in Level 1) are observable

The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments used to manage the Company's exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. As at June 30, 2016, the Company's debt had a carrying amount of $10,322 million ($10,427 million as at December 31, 2015) and a fair value of $12,077 million ($11,720 million as at December 31, 2015).

Level 3 Significant inputs are unobservable

The carrying amounts of investments included in Intangible and other assets approximate fair value, with the exception of certain cost investments for which significant inputs are unobservable and fair value is estimated based on the Company's proportionate share of the underlying net assets. As at June 30, 2016, the Company's investments had a carrying amount of $64 million ($69 million as at December 31, 2015) and a fair value of $207 million ($220 million as at December 31, 2015).

CN | 2016 – Quarterly Review – Second Quarter